Exhibit 99.8

TOTAL

TOTAL S.A.

A French société anonyme
Share capital: €6,491,182,360
Registered Office 2, PLACE DE LA COUPOLE, LA DEFENSE, COURBEVOIE (92400)
542 051 180 R.C.S. NANTERRE

NOTICE OF MEETING OF
SHAREHOLDERS

ANNUAL MEETING OF SHAREHOLDERS

(ORDINARY AND EXTRAORDINARY)
OF MAY 14, 2004

The shareholders of TOTAL S.A.

are invited to attend the Annual Meeting of Shareholders (Ordinary and Extraordinary)
on Friday, May 14, 2004 at 10:00 a.m. at the Palais des congrès
2, Place de la Porte Maillot, 75017 Paris (France)

NOTICE OF MEETING

The shareholders of TOTAL S.A. (the “Company”) are

advised that the Annual Meeting of Shareholders (Ordinary and Extraordinary) is to be held on
Tuesday, May 14, 2004 at 10:00 a.m. at the
Palais des congrès
2, place de la Porte Maillot, 75017 Paris (France)

Pursuant to French law, the Annual Meeting of Shareholders (the “Meeting”) will consist of an Ordinary Meeting of Shareholders (“assemblée générale ordinaire”) and of an Extraordinary Meeting of Shareholders (“assemblée générale extraordinaire”). In conformity with French law, an initial meeting is scheduled for Wednesday, April 28, 2004, at the Company’s corporate headquarters. If the necessary quorum is not obtained, the meeting will be reconvened for Friday, May 14, 2004 at 10:00 a.m. in order for the resolutions pertaining thereto to be approved.

All holders of Ordinary Shares are entitled to participate in this Annual Meeting of Shareholders, whatever the number of shares held, or to be represented at the Meeting by another shareholder or an officer of the Meeting, or by their spouse, or to cast votes by mail.

In order to participate or to be represented at the Meeting, holders of American Depositary Receipts (evidencing American Depositary Shares “ADSs”, each ADS representing one half of one Ordinary Share), should contact The Bank of New York at (800) 753-7230.

Holders of ADSs may exercise voting rights with respect to the ADSs by completing the voting instructions prepared by the Bank of New York which are being delivered together with the Notice of Meeting addressed to holders of ADSs.

This Notice of Meeting has been prepared in summary form for holders of ADSs. Holders of ADSs wishing to obtain a copy of the Notice of Meeting addressed to holders of Ordinary Shares should contact the Company’s Investor Relations office at ir.nyc@total.com or at (201) 626-3500.

The Board of Directors recommends voting for resolutions one through ten and fourteen through twenty two and against resolutions eleven through thirteen.

I — Resolutions within the authority of an Ordinary General Meeting (resolutions 1 to 19)

FIRST RESOLUTION (Approval of certain reports and of the parent company’s financial statements)

The reports by the Board of Directors and by the Auditors having been made available to the shareholders, the shareholders hereby approve such reports in their entirety together with the balance sheet and the financial statements of TOTAL S.A. for the fiscal year ended December 31, 2003.

SECOND RESOLUTION (Approval of consolidated financial statements)

The reports by the Board of Directors and by the Auditors having been made available to the shareholders, the shareholders hereby approve the consolidated balance sheet and the consolidated financial statements of TOTAL S.A. for the fiscal year ended December 31, 2003.

THIRD RESOLUTION (Allocation of income, approval of the dividend)

There were 649,118,236 shares existing at December 31, 2003 with dividend rights as of January 1, 2003. In addition 6,000,000 shares with dividend rights as of January 1, 2003 could be created under the framework of the capital increase reserved for employees approved by the French Financial Market Authority (Autorité des marches financiers) on January 23, 2004 (approval n 04-0047). Also 12,749 shares with dividend rights as of January 1, 2003 could be created prior to the date of the payment of the dividend for fiscal year 2003 through the exercise of the 8,729 Elf Aquitaine stock options allotted on March 26, 1997 in the framework of a plan made available to certain Elf Atochem North America employees and benefiting from the exchange guarantee granted to the beneficiaries of Elf Aquitaine stock options approved by the TOTAL FINA S.A. Board of

Directors in its meeting of September 13, 1999. Leading to a total of a maximum of 655,130,985 shares entitled to the fiscal year 2003 dividend.

The shareholders acknowledge that the income for the 2003 fiscal year amounts to €3,272,172,931. Taking into account available retained earnings of €1,056,490,628, the amount of income to be distributed is €4,328,663,559. The shareholders, acting on a proposal by the Board of Directors, hereby decide to allocate this amount, as follows:

Dividend	€3,079,115,630
Retained earnings	€1,249,547,929

€4,328,663,559

Accordingly, the dividend paid per share shall be €4.70, to which a French tax credit (avoir fiscal) may be available to certain shareholders in accordance with French law in effect.

The dividend of €3,079,115,630 shall be paid to holders of ordinary shares in cash on May, 24, 2004. The Bank of New York, as depositary, intends to make the dividend payment to holders of American Depositary Receipts on or about June 15, 2004 to ADR holders of record as of May 21, 2004.

For reference, the dividends (per Ordinary share) paid for the last three fiscal years were as follows:

	2002	2001	2000

Total dividend (in millions of euro)	2,672.9	2,608.3	2,361.0
Number of shares outstanding	651,937,310	686,406,263	715,453,232
Dividend per share in euro	4.10	3.80	3.30

FOURTH RESOLUTION (Agreements mentioned in article L. 225-38 of the French Commercial Code)

The special report by the auditors concerning the agreements mentioned in article L.225-38 of the French Commercial Code having been made available to the shareholders, the shareholders hereby acknowledge the contents of this report.

FIFTH RESOLUTION (Authorization to trade in the Company’s own shares)

The report by the Board of Directors and the elements appearing in the information note approved by the French Financial Markets Authority (Autorité des marchés financiers) having been made available to the shareholders, the shareholders hereby authorize the Board of Directors, pursuant to the provisions of Article L. 225-209 of the French Commercial Code, to purchase or sell Company shares within the framework of a share buy-back program.

The purchase, sale or transfer of such shares may be carried out by any means, on the market or by private contract, including by acquisition or disposal of blocks of shares. The modalities may include the use of any derivative financial instrument traded on an exchange or in a private transaction, as well as the use of option strategies under the conditions authorized by the competent market authorities.

These transactions may be carried out at any time including during a public offering in accordance with the applicable rules and regulations in effect.

The maximum purchase price is set at €250 per share and the minimum sale price at €100 per share.

In case of a capital increase by incorporation of reserves and allocation of shares without consideration as well as in the case of a stock split or reverse stock split, the prices indicated above shall be adjusted by multiplying by the ratio of the number of the securities constituting the capital before the capital change to the said number after the capital change.

The maximum number of shares that may be purchased by virtue of this authorization may not at any time exceed 10% of the total number of shares constituting the share capital, this number being eventually adjusted to take into account operations modifying the share capital after the present meeting, and under no circumstances may the total number of shares the Company holds, either directly or indirectly through its indirect subsidiaries, exceed 10% of the share capital.

As of December 31, 2003, of the 649,118,236 shares constituting its share capital, the Company held 12,029,288 shares directly, and 25,082,817 shares indirectly through its indirect subsidiaries, for a total of 37,112,105 shares. Under these circumstances, the maximum number of shares that the Company could repurchase is 27,799,718 shares, and the maximum amount that the Company may spend to acquire the said shares comes to €6,949,929,500.

The objectives of the share buy-back program are as follows, in descending order of priority:

•	the management of cash flow or share capital by repurchase and possible cancellation of shares;

•	the repurchase of a number of shares corresponding to the shares issued or to be issued upon exercise of subscription options for the Company’s shares;

•	the application of programs for purchasing or selling Company shares within the framework of share purchase option plans;

•	the repurchase of a number of shares corresponding to the shares to be delivered to the beneficiaries of options to subscribe for or to purchase Elf Aquitaine shares in connection with the guarantee given by the Company, the terms of which were specified in the note concerning the revised bid of September 22, 1999 (COB approval no. 99-1179);

•	the repurchase of a number of shares corresponding to those issued or to be issued within the framework of capital increases reserved for employees;

•	the purchase and sale in light of market conditions; and

•	the stabilization of the share price by systematic intervention against market trends.

This program may also be used for the following purposes:

•	the implementation of a program for employee share purchases, or any allocation of shares in connection with employee profit-sharing;

•	the repurchase of shares intended for exchange or other payment within the framework of mergers or acquisitions; and

•	the repurchase of shares in connection with the issue of rights attached to securities granting a right to allocation of Company shares by redemption, conversion, exchange, presentation of a warrant or in any other way.

This program may also be used to allow the Company to intervene on the stock market or off the exchange for any other legally permissible reason, or any reason which may become legally permissible by a authorized by laws or regulations then in effect. In these circumstances, the Company would inform its shareholders by way of a press release.

Depending on these objectives, the shares acquired may be, as a priority: retained, cancelled within the maximum legal limit of 10% of the total number of shares constituting the share capital on the date of the transaction, for each 24-month period, delivered to the recipients of purchase options in case of the exercise thereof, or transferred, by any way whatsoever and in particular by transfer on the market or by private contract, by block trades, by exchange of securities as payment for an acquisition, or within the framework of public purchase, exchange or sale offers.

The acquired shares may also be transferred to employees, directly or through the intermediary of payroll savings funds or delivered following the exercise of rights attached to securities creating rights to the allocation of Company shares by redemption, conversion, exchange, presentation of a warrant or in any other way.

The shares repurchased and held by the Company will be deprived of voting and dividend rights while so held. This authorization is granted for a period of 18 months starting on the day of the present meeting or until the date of its renewal by an Ordinary Shareholders’ Meeting before the expiration of the above-mentioned 18-month period.

Full powers are granted to the Board of Directors, with a right of delegation, in order to implement the present authorization. This resolution cancels and replaces the sixth resolution of the Combined Shareholders’ Meeting held on May 6, 2003.

SIXTH RESOLUTION (Authorization for the Board of Directors to issue debt securities and/ or perpetual subordinated notes for a maximum nominal amount of €10 billion)

The report of the Board of Directors having been made available to the shareholders, the shareholders hereby grant the Board of Directors full power to issue in one or several operations, in France or abroad, in French or in foreign currency or in a monetary unit determined by reference to a basket of currencies, subordinated and non-subordinated debt securities, and in particular perpetual subordinated notes, up to a maximum nominal amount of €10 billion or the equivalent in foreign currency.

The Board may decide to attach warrants to the debt securities, giving the holders the right to acquire securities held by the Company or the right to subscribe for other debt securities at the price and according to the terms and conditions to be determined by the Board.

This authorization is granted to the Board of Directors for a period of five years as from the date of the present Meeting, with the right to subdelegate under the conditions provided for by law.

This authorization cancels and replaces the authorization given to the Board in the twenty-first resolution of the Combined General Meeting of March 22, 2000.

SEVENTH RESOLUTION (Renewal of the appointment of Mr. Thierry Desmarest as a Director)

The shareholders hereby renew the appointment of Mr. Thierry Desmarest as a Director for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

EIGHTH RESOLUTION (Renewal of the appointment of Mr. Thierry de Rudder as a Director)

The shareholders hereby renew the appointment of Mr. Thierry de Rudder as a Director for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

NINTH RESOLUTION (Renewal of the appointment of Mr. Serge Tchuruk as a Director)

The shareholders hereby renew the appointment of Mr. Serge Tchuruk as a Director for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

(Resolutions 10 to 13: in application of Article 11 of the Articles of Incorporation, only one candidate representing employee shareholders is to be appointed a Director. The candidate receiving the highest number of votes, and having at least a majority of the votes cast, will be appointed to serve in this capacity.)

TENTH RESOLUTION (Appointment of a Director representing employee shareholders in application of Article 11 of the Articles of Incorporation) (Recommended by the Board of Directors)

The shareholders hereby appoint Mr. Daniel Boeuf as the Director representing employee shareholders for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

ELEVENTH RESOLUTION (Appointment of a Director representing employee shareholders in application of Article 11 of the Articles of Incorporation) (Not recommended by the Board of Directors)

The shareholders hereby appoint Mr. Philippe Marchandise as the Director representing employee shareholders for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

TWELFTH RESOLUTION (Appointment of a Director representing employee shareholders in application of Article 11 of the Articles of Incorporation) (Not recommended by the Board of Directors)

The shareholders hereby appoint Mr. Cyril Mouche as the Director representing employee shareholders for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

THIRTEENTH RESOLUTION (Appointment of a Director representing employee shareholders in application of Article 11 of the Articles of Incorporation) (Not recommended by the Board of Directors)

The shareholders hereby appoint Mr. Alan Cramer as the Director representing employee shareholders for a term of three years, expiring at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2006 fiscal year.

FOURTEENTH RESOLUTION (Appointment of statutory Auditors)

In application of Article 16 of the Articles of Incorporation, the shareholders hereby appoint for a period of six fiscal years the term of office of Barbier Frinault et Autres, member of the Ernst & Young network, as statutory Auditors. In accordance with the law in force, this mandate shall expire at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2009 fiscal year.

FIFTEENTH RESOLUTION (Renewal of statutory Auditors)

In application of Article 16 of the Articles of Incorporation, the shareholders hereby renew for a period of six fiscal years the term of office of KPMG Audit as statutory Auditors. In accordance with the law in force, this mandate shall expire at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2009 fiscal year.

SIXTEENTH RESOLUTION (Appointment of an alternate Auditor)

In application of Article 16 of the Articles of Incorporation, the shareholders hereby appoint for a period of six financial years Mr. Pierre Jouanne as alternate Auditor, in succession to Mr Alain Grosmann. In accordance with the law in force, this mandate shall expire at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2009 fiscal year.

SEVENTEENTH RESOLUTION (Appointment of an alternate Auditor)

In application of Article 16 of the Articles of Incorporation, the shareholders hereby appoint for a period of six financial years Mr. Jean-Luc Decornoy as alternate Auditor, in succession to the firm Salustro Reydel. In accordance with the law in force, this mandate shall expire at the conclusion of the Shareholders’ Meeting called to approve the financial statements for the 2009 fiscal year.

EIGHTEENTH RESOLUTION (Determination of the total amount of Directors’ compensation)

The shareholders hereby decide to set the global annual amount of compensation to be paid to the Directors at €900,000, to be effective for the 2004 fiscal year and until otherwise resolved.

II —	Resolutions within the authority of an Extraordinary General Meeting (resolutions 19-22)

NINETEENTH RESOLUTION (Authorization to award options to subscribe for or purchase stock of the Company in favour of the management and key employees of the Group)

The shareholders authorize the Board of Directors to grant options to key employees and the management of TOTAL S.A. and those companies (or intercompany partnerships) that are at least 10% directly or indirectly owned by TOTAL S.A., which shall grant the right :

•	to subscribe for new shares issued in a capital increase conducted by the Company; or

•	to purchase existing Company shares held by the Company through repurchases carried out in accordance with the conditions prescribed by law.

In the event of an allocation of options for the beneficiaries thereof to subscribe for new shares, the shareholders hereby expressly waive preferential subscription rights for the shares to be issued upon exercise of the options. The total number of options to be granted pursuant to this authorization may not give rise to rights to subscribe for or purchase a number of shares in excess of 3% of the existing share capital.

The term of the options shall be for a maximum of eight years from the date of their allocation. The option exercise price shall be determined by the Board of Directors as prescribed by the laws in force at the date of allocation of the options. Nevertheless, this price shall not be lower than the average of opening prices on the twenty trading days preceding the day the Board grants the options.

The shareholders grant full powers to the Board of Directors, within the above limits, to:

•	define the type of options, whether for subscription for or purchase of shares;

•	determine the terms and conditions of the options, including the conditions upon which the options will be granted, to whom the options may be granted and the timing of the grant or grants;

•	determine the conditions under which the exercise price and the number of shares to be subscribed shall be adjusted, in the event that the Company carries out any financial transactions affecting its share capital;

•	adjust as necessary the exercise price and the number of shares to be subscribed for per option, in accordance with applicable rules and regulations, in the event that the Company carries out any financial transactions; and

•	generally, to do whatever is useful or necessary and, in particular, to perform any and all acts or formalities required to record the capital increase or increases resulting from the exercise of options and amend the Articles of Incorporation accordingly.

This authorization is given for a 38-month period from the date of the present shareholders meeting and cancels any unused amounts otherwise available under the ninth resolution of the Combined Shareholders’ Meeting of May 17, 2001.

TWENTIETH RESOLUTION (Authorization to issue convertible or other equity securities)

The shareholders, after taking note of the content of the Board of Directors’ report and of the Auditors’ special report, and pursuant to the provisions of article L 225-129 III of the French Commercial Code:

•	delegate for a period of 26 months the authority to the Board of Directors to issue shares, independently issued rights to subscribe for or purchase shares and any other securities, including securities representing subordinated or unsubordinated debt instruments, such securities offering access to a portion of the Company’s share capital by subscription, conversion, exchange, redemption, presentation of rights or warrants or in any other way authorized by law, either immediately or following the passage of time, at any time or on fixed dates. Such issuances may be with or without consideration and with maintenance of shareholders’ preferential subscription rights, on the French market and/or on the international market either in cash or by offsetting against claims on the Company and either in euro or in other currencies. However, this resolution excludes investment securities contemplated under Article L. 228-30 of the French Commercial Code and preferred shares contemplated under Article L. 228-11 of the French Commercial Code, as well as of the issue of any securities exchangeable or convertible into such securities;

•	determine that the nominal amount of the capital increase or increases that might immediately or over time be effected by virtue of the present delegation may not exceed €4 billion or the equivalent value, not including adjustments that might be required pursuant to law to preserve the rights of the holders. Any capital increases without maintenance of preferential subscription rights, in application of the twenty-second resolution of the present Shareholders’ Meeting, are to be included in this amount; and

•	determine that the maximum amount of securities representing debt instruments that may be issued may not exceed a nominal amount of €10 billion, or their equivalent value. Such amount covering all the debt instruments issued pursuant to the present resolution and the twenty-second resolution of the present Shareholders’ Meeting, but not including debt securities that are not convertible or exchangeable into the Company’s share capital pursuant to the sixth resolution of the present Shareholders’ Meeting. Such convertible or exchangeable securities issued by virtue of the present delegation may consist of debt instruments or may be associated with the issue of such instruments, or allow the issue thereof as intermediate securities. In particular, they may have the form of subordinated or unsubordinated securities, with a fixed or unfixed maturity.

Furthermore, the above-mentioned debt instruments may be interest bearing at a fixed and/or floating rate, with or without capitalization of interest, and may be redeemable, with or without premium, or amortizable. They may also be the object of repurchases on the market or of a purchase or exchange offer by the Company.

In any event, the amount payable or which may later become payable to the Company for each of the shares issued or to be issued by virtue of the present resolution shall be equal to no less than the par value of the shares.

Pursuant to conditions specified by law, shareholders may exercise their full preferential subscription rights. In addition, the Board of Directors is authorized to grant additional pro-rata reducible rights to shareholders to subscribe for securities in excess of the number for which they have full preferential subscription rights, in proportion to the subscription rights they hold and within the limits of their requests.

If subscriptions by the exercise of full preferential subscription rights and, if applicable, through the exercise of additional pro-rata reducible subscription rights, have not accounted for the entire amount of securities to be issued, the Board shall be entitled to limit the amount of securities issued to the amount for which subscriptions have been received as long as the amount of securities subscribed for is at least three-fourths of the total amount of the issuance that had been approved. The Board may also allocate the securities not subscribed for in whole or in part, and/or offer them on the same terms through a public offering in France and/or on the international markets.

By this resolution, the preferential subscription rights are automatically and expressly waived with respect to the securities into which the securities issued pursuant to this resolution are convertible or exchangeable into, such that instead, the holders of all the securities issued pursuant to this resolution, including warrants and convertible securities, shall hold such preferential subscription rights.

Within the framework of the present resolution, the Board of Directors shall be entitled to increase the capital on one or more occasions by incorporation of reserves, profits, premiums on shares or other methods for raising capital that may be equally applied and legally undertaken, whether by allocation of shares without consideration and/or by increase of the nominal value of existing shares.

The shareholders hereby grant full powers to the Board of Directors, with an option for sub-delegation to the Chairman, to:

•	determine the type and the features of the securities to be issued as well as the time and manner of issuance;

•	determine the price and the terms and conditions of the issues;

•	set the amounts to be issued;

•	determine the date as at of which dividend rights of the securities to be issued will vest, which dates may be retroactive;

•	determine the procedure for paying up the shares or other securities issued;

•	allow for their repurchase on the market;

•	determine the conditions of the repurchase or exchange offers to which they might be subject by the Company;

•	determine the possibility of suspending the exercise of share attribution rights attached to the securities to be issued for a period that may not exceed three months;

•	determine the procedures destined, if appropriate, to protect the rights of the holders of securities offering access to the Company’s capital:

•	charge the expenses, duties and fees arising from the issues to the amount of the corresponding premiums, and deduct from said amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue;

•	carry out the listing of the securities to be issued; and

•	take all necessary and appropriate steps, conclude any agreements and carry out any formalities in the interest of the contemplated issues, record the capital increases resulting therefrom, and modify the Articles of Incorporation as a result.

In case of a capital increase by incorporation of reserves, profits, premiums on shares or other methods for raising capital that may be equally applied and legally undertaken, the shareholders also hereby grant full powers to the Board of Directors, with an option of sub-delegation to the Chairman under the conditions prescribed by law, to determine, if appropriate, the amount by which the par value of the existing shares is to be increased, and to decide, if appropriate, that the rights constituting odd lots will not be negotiable, and that the corresponding shares will be sold, the amounts resulting from the sale being allocated to the holders of the rights 30 days, at the latest, after the date of entry in their account of the whole number of shares allocated.

The present resolution cancels and replaces, to the extent unused, the authorization granted at the Combined Shareholders’ Meeting held on May 7, 2002 (eleventh resolution).

TWENTY-FIRST RESOLUTION (Authorization to use the above delegation without maintenance of preferential subscription rights, but with an option to grant a priority period)

The shareholders hereby authorize the Board of Directors, with an option for sub-delegation to the Chairman, to proceed with one or more issuances of securities mentioned in the foregoing resolution, without preferential subscription rights, within the period mentioned in the foregoing resolution, under the following conditions:

•	the nominal amount of the capital increase or increases may not exceed €2 billion or the equivalent value of that amount, not including adjustments that might be required to preserve the rights of the holders of the securities, it being specified that the amount of the issued capital shall be counted against the total maximum amount of the capital increase authorized by the present Shareholders’ Meeting in application of the twenty-first resolution;

•	the nominal amount of securities representing debt instruments that may be issued may not exceed €10 billion or the equivalent value on the date of issuance, it being specified that the said amount applies to all debt instruments issued pursuant to the delegation to the Board of Directors under the present resolution and the twenty-first resolution of the present Shareholders’ Meeting, but is independent of the total amount of debt instruments not convertible or exchangeable into the Company’s share capital that may be issued pursuant to the sixth resolution of the present Shareholders’ Meeting;

•	a priority period may be granted to the shareholders for a duration and in accordance with the procedures the Board of Directors prescribes, to subscribe to said securities in proportion to the number of securities held by each shareholder, without giving rise to the creation of negotiable rights;

•	in any event, the amount due or that may later become due to the Company for each of the shares issued or to be issued by exercise of rights attached to the securities shall have to be at least equal to the average of the market prices of the share recorded as provided for in Article L.225-136 of the French Commercial Code, after correction of the said average in case of differences in the dates of dividend rights, it being specified that this rule is to be applied only at the time of issue of the securities through a public offering;

•	capital increases may be carried out for the purpose of remunerating securities that are tendered to the Company within the framework of a public exchange offer for securities meeting the conditions prescribed in article L.225-148 of the French Commercial Code.

The Board of Directors shall be entitled to use the present authorization, with an option to sub-delegate to the Chairman under the conditions prescribed by law, to carry out the issue of securities creating a right or which could create a right to a share of the Company’s share capital, within the framework of issuances of securities by the companies in which the Company holds, directly or indirectly, more than half of the share capital and carried out an application of Articles L.225-150 and L.228-93 of the French Commercial Code.

The shareholders hereby further resolve that all of the stipulations of the twenty-first resolution, including all of the powers granted to the Board of Directors for the purpose of carrying out said issuances, apply to the present authorization, with the exception of the particular stipulations relative to the issuance of securities with preferential subscription rights.

The present resolution cancels and replaces, to the extent unused, the authorization granted at the Combined Shareholders’ Meeting held on May 7, 2002 (twelfth resolution).

TWENTY-SECOND RESOLUTION (Capital increase reserved for employees)

The reports by the Board of Directors and the auditors having been made available to the shareholders, and within the framework of the provisions of Articles L.443-1 and L.443-5 of the French Labor Code relative to shareholder employees, and of Article L.225-138 of the French Commercial Code, the shareholders hereby:

•	authorize the Board of Directors to increase the share capital, through one or several transactions, within a maximum period of five years starting with the day of the present meeting, within the limit of 3% of the share capital existing at the time of the issue;

•	reserve the subscription for the shares to be issued for the employees of the Company and of the French or foreign companies connected with it in the meaning of Article L.233-16 of the French Commercial Code, as long as such employees belong to a company savings plan;

•	note that any such issuance entails the waiver by the shareholders of their preferential subscription rights for the benefit of the employees for whom the capital increase is reserved; and

•	determine that the issue price of the new shares may not be lower than the average of the opening prices during the twenty trading days preceding the day of the Board of Directors’ decision setting the opening date for subscriptions, or less than the said average reduced by the maximum discount provided for by law on the day of the Board of Directors’ decision.

The shareholders hereby grant full powers to the Board of Directors, with an option for sub-delegation to the Chairman under the conditions prescribed by law, to do the following:

•	determine the companies whose employees will be entitled to benefit from the subscription offer;

•	determine that the subscriptions may be carried out through the intermediary of a common investment fund or directly or by an open-end investment company whose purpose is management of a portfolio of securities issued by the Company (“SICAV E”);

•	grant a period of time to the employees to fully pay up their shares;

•	prescribe procedures and conditions regarding membership in the savings plan, and establish or modify the rules thereof;

•	set the dates for opening and closing of the subscription period and the issue price of the shares;

•	decide on the number of new shares to be issued;

•	record the completion of the capital increases;

•	carry out any transactions and formalities directly or through an agent; and

•	modify the Company’s Articles of Incorporation accordingly, and more generally do anything that is useful and necessary within the framework of the laws and regulations in effect.

This resolution cancels and replaces, with respect to any unused amount, the authorization granted for a period of five years at the Combined Shareholders’ Meeting held on May 7, 2002.

The foregoing resolutions are presented in summary form, and are translated from the original resolutions in French.